================================================================================

                                    FORM 11-K
                                    ---------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


[X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                                       OR

[ ]                 TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from _____________ to ____________


                         Commission File Number: 0-23113

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Prime Bank Employees' 401(k) Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Prime Bancshares, Inc.
                             12200 Northwest Freeway
                              Houston, Texas 77092


================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.............................3

FINANCIAL STATEMENTS

       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN
          BENEFITS ............................................................5

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
          FOR PLAN BENEFITS....................................................6

       NOTES TO FINANCIAL STATEMENTS...........................................7

SUPPLEMENTARY INFORMATION

       LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
          PURPOSES ON DECEMBER 31, 1998.......................................16

       LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR
          THE YEAR ENDED DECEMBER 31, 1998....................................17

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Committee
    Prime Bank Employees' 401(k) Profit Sharing Plan and Trust

         We have audited the accompanying statements of net assets available for plan benefits of Prime Bank Employees' 401(k) Profit Sharing Plan and Trust
(Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ GRANT THORNTON LLP

Houston, Texas
June 10, 1999

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  December 31,


                                            1998         1997
                                         ----------   ----------
                ASSETS
Investments at fair value:
    Money market funds                   $   33,649   $    4,577
    Equity investment                       200,618         --
    Mutual funds                          5,551,120    4,438,832
    Participant notes receivable             17,814        9,780
                                         ----------   ----------
                                          5,803,201    4,453,189
Receivables:
    Participants' contributions                --         22,718
    Employer's contributions                   --          4,494
                                         ----------   ----------
                                               --         27,212
                                         ----------   ----------
       Total assets                       5,803,201    4,480,401
             LIABILITIES
Liabilities                                    --           --
                                         ----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $5,803,201   $4,480,401
                                         ==========   ==========


The accompanying notes are an integral part of these statements.

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             Year ended December 31,


                                                          1998         1997
                                                       ----------   ----------
Additions to net assets attributed to:
    Investment income:
       Net appreciation in fair value of investments   $  460,784   $  269,635
       Interest, dividends and other                      307,026      321,434
                                                       ----------   ----------
                                                          767,810      591,069
    Contributions:
       Participants'                                      697,056      597,498
       Employer's                                         138,309      118,776
       Rollover                                            16,429       46,629
       Rollover due to mergers                            129,634      283,231
                                                       ----------   ----------
                                                          981,428    1,046,134
                                                       ----------   ----------
          Total additions                               1,749,238    1,637,203
Deductions from net assets attributed to:
    Benefits paid to participants                         397,745      392,104
    Administrative expenses                                28,693       22,246
                                                       ----------   ----------
          Total deductions                                426,438      414,350
                                                       ----------   ----------
          Net increase                                  1,322,800    1,222,853
Net assets available for plan benefits:
    Beginning of year                                   4,480,401    3,257,548
                                                       ----------   ----------
    End of year                                        $5,803,201   $4,480,401
                                                       ==========   ==========


The accompanying notes are an integral part of these statements.

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN

    The following description of Prime Bank Employees' 401(k) Profit Sharing Plan and Trust (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

    1.   GENERAL

    The Plan is a defined contribution plan covering all employees (except security guards) of Prime Bank (the Company) who have completed six months of service and are age 20-1/2 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    2.   CONTRIBUTIONS

    Each year, participants may contribute up to 15% of pre-tax annual compensation as defined in the Plan. The Company contributes 25% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's Board of Directors. The Company made no discretionary contributions during 1997 and 1998.

    3.   VESTING

    Participants are immediately vested in their voluntary contributions, the employer matching contributions, and Plan earnings. Vesting in the employer discretionary contribution is based on years of continuous service subject to the following schedule. Forfeitures are used to reduce future employer matching contributions.

       Years of Service                                       Vesting Percentage
       ----------------                                       ------------------
             0-1                                                         0%
             2                                                          20%
             3                                                          40%
             4                                                          60%
             5                                                          80%
             6                                                         100%

    4.   RELATED PARTY TRANSACTIONS

    Certain of the Plan's administrative expenses are paid by the Employer on behalf of the Plan.

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

                           December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - CONTINUED

    5.   PARTICIPANT NOTES RECEIVABLE

    Participants may borrow from their fund accounts a maximum equal to the 50 percent of their account balance. Loan transactions are treated as a transfer from the investment fund to the Loan fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from
    6.00 to 8.75 percent. Principal and interest are paid ratably through monthly payroll deductions.

    6.   PAYMENT OF BENEFITS

    On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or in periodic installments.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

    The following are the significant accounting policies followed by the Plan:

    1.   BASIS OF ACCOUNTING

    The accompanying financial statements are prepared under the accrual method of accounting.

    2.   USE OF ESTIMATES

    In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    3.   INVESTMENT VALUATION AND INCOME RECOGNITION

    Investments are valued at their fair market value as reported to the Plan by the Trustee.

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

                           December 31, 1998 and 1997


NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    4.  DETERMINATION OF REALIZED AND UNREALIZED GAIN OR LOSS ON INVESTMENTS

    Unrealized appreciation or depreciation of fair market values of investments held at year end and gain or loss on sale of investments during the year are determined using the basis of the applicable investment at the beginning of the year or purchase price, if acquired during the year.

    5.  PAYMENT OF BENEFITS

    Benefits are recorded when paid.


NOTE C - ADMINISTRATION OF PLAN ASSETS

    The Plan's assets are held by Smith Barney Corporate Trust Company, the trustee of the Plan. Company contributions are held and managed by the trustee, which invests cash received, interest, and dividend income and makes distributions to participants.


NOTE D - PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The Form 5500 for 1998 has not been prepared as of the date of this report.

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1997.

       Net assets available for plan benefits per the financial
          statements                                                 $4,480,401
       Amounts allocated to withdrawing participants                      4,241
                                                                     ----------
       Net assets available for benefits per the Form 5500           $4,476,160
                                                                     ==========

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

                           December 31, 1998 and 1997


NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - CONTINUED

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:

       Benefits paid to participants per the financial statements      $392,104
       Amounts allocated to withdrawing participants                      4,241
                                                                       --------
       Benefits paid to participants per the Form 5500                 $396,345
                                                                       ========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


NOTE F - TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated July 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE G -ROLLOVERS DUE TO MERGERS

    During 1997, the Company completed a merger with First Northwestern Bank, N.A. During 1998, the Company completed a merger with Sunbelt National Bank. Assets that were previously held in the merged banks' Plans were transferred in the Plan for employees that continued service with the Company.


NOTE H - INVESTMENTS WITH FUND INFORMATION

    Following are the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits by optional participant investment fund as of December 31, 1998 and 1997, and for the years then ended.

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

                           December 31, 1998 and 1997


NOTE H - INVESTMENTS WITH FUND INFORMATION - CONTINUED

     Statement of Net Assets Available for Plan Assets with Fund Information
                                December 31, 1998

                                                           Smith Barney Shearson Consulting Group Capital Markets Funds
                                                       ---------------------------------------------------------------------
                                         Smith Barney
                                           Shearson          Large             Large             Small
                                       Reserve Deposit  Capitalization    Capitalization    Capitalization     International
                                        Account Money       Growth         Value Equity         Growth            Equity
                                            Market        Investments       Investments       Investments       Investments
                                       ---------------  --------------    --------------    --------------     -------------
ASSETS
      Investments, at fair value:
         Money market funds              $   33,649        $     --          $     --          $     --          $     --
         Equity investments                    --                --                --                --                --
         Mutual funds                          --           1,649,105         1,426,802           857,763           332,049
         Participant notes
             receivable                        --                --                --                --                --
                                         ----------        ----------        ----------        ----------        ----------
             Total investments               33,649         1,649,105         1,426,802           857,763           332,049
      Receivables:
         Participant                           --                --                --                --                --
         Employer                              --                --                --                --                --
                                         ----------        ----------        ----------        ----------        ----------
             Total receivables                 --                --                --                --                --
                                         ----------        ----------        ----------        ----------        ----------
             Total assets                    33,649         1,649,105         1,426,802           857,763           332,049
LIABILITIES
      Liabilities                              --                --                --                --                --
                                         ----------        ----------        ----------        ----------        ----------
      NET ASSETS AVAILABLE
         FOR PLAN BENEFITS               $   33,649        $1,649,105        $1,426,802        $  857,763        $  332,049
                                         ==========        ==========        ==========        ==========        ==========


                                   Smith Barney Shearson
                                      Consulting Group
                                   Capital Markets Funds
                                   ---------------------

                                           Stable            Prime
                                            Value          Bancshares,
                                         Investments           Inc.           Loan Fund            Total
                                         -----------       -----------        ----------        ----------
ASSETS
      Investments, at fair value:
         Money market funds               $     --          $     --          $     --          $   33,649
         Equity investments                     --             200,618              --             200,618
         Mutual funds                      1,285,401              --                --           5,551,120
         Participant notes
             receivable                         --                --              17,814            17,814
                                          ----------        ----------        ----------        ----------
             Total investments             1,285,401           200,618            17,814         5,803,201
      Receivables:
         Participant                            --                --                --                --
         Employer                               --                --                --                --
                                          ----------        ----------        ----------        ----------
             Total receivables                  --                --                --                --
                                          ----------        ----------        ----------        ----------
             Total assets                  1,285,401           200,618            17,814         5,803,201
LIABILITIES
      Liabilities                               --                --                --                --
                                          ----------        ----------        ----------        ----------
      NET ASSETS AVAILABLE
         FOR PLAN BENEFITS                $1,285,401        $  200,618        $   17,814        $5,803,201
                                          ==========        ==========        ==========        ==========

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

                           December 31, 1998 and 1997


NOTE H - INVESTMENTS WITH FUND INFORMATION - CONTINUED

     Statement of Net Assets Available for Plan Assets with Fund Information
                                December 31, 1997

                                                           Smith Barney Shearson Consulting Group Capital Markets Funds
                                                       ---------------------------------------------------------------------
                                         Smith Barney
                                           Shearson          Large             Large             Small
                                       Reserve Deposit  Capitalization    Capitalization    Capitalization     International
                                        Account Money       Growth         Value Equity         Growth            Equity
                                            Market        Investments       Investments       Investments       Investments
                                       ---------------  --------------    --------------    --------------     -------------

ASSETS
      Investments, at fair value:
         Money market funds              $    4,577        $     --          $     --          $     --          $     --
         Mutual funds                          --           1,058,515         1,142,865           745,146           277,988
         Participant notes
             receivable                        --                --                --                --                --
                                         ----------        ----------        ----------        ----------        ----------

             Total investments                4,577         1,058,515         1,142,865           745,146           277,988
      Receivables:
         Participant                           --               5,233             5,050             3,946             2,162
         Employer                              --               1,036               999               781               428
                                         ----------        ----------        ----------        ----------        ----------
             Total receivables                 --               6,269             6,049             4,727             2,590
                                         ----------        ----------        ----------        ----------        ----------
             Total assets                     4,577         1,064,784         1,148,914           749,873           280,578
LIABILITIES
      Liabilities                              --                --                --                --                --
                                         ----------        ----------        ----------        ----------        ----------
      NET ASSETS AVAILABLE
         FOR PLAN BENEFITS               $    4,577        $1,064,784        $1,148,914        $  749,873        $  280,578
                                         ==========        ==========        ==========        ==========        ==========

                                   Smith Barney Shearson
                                      Consulting Group
                                   Capital Markets Funds
                                   ---------------------
                                           Stable
                                            Value
                                         Investments        Loan Fund          Total
                                         -----------       ----------        ----------
ASSETS
      Investments, at fair value:
         Money market funds              $     --          $     --          $    4,577
         Mutual funds                     1,214,318              --           4,438,832
         Participant notes
             receivable                        --               9,780             9,780
                                         ----------        ----------        ----------

             Total investments            1,214,318             9,780         4,453,189
      Receivables:
         Participant                          6,327              --              22,718
         Employer                             1,250              --               4,494
                                         ----------        ----------        ----------
             Total receivables                7,577              --              27,212
                                         ----------        ----------        ----------
             Total assets                 1,221,895             9,780         4,480,401
LIABILITIES
      Liabilities                              --                --                --
                                         ----------        ----------        ----------
      NET ASSETS AVAILABLE
         FOR PLAN BENEFITS               $1,221,895        $    9,780        $4,480,401
                                         ==========        ==========        ==========

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

                           December 31, 1998 and 1997

NOTE H - INVESTMENTS WITH FUND INFORMATION - CONTINUED

                Statement of Changes in Net Assets Available for
                       Plan Assets with Fund Information
                                December 31, 1998

                                                           Smith Barney Shearson Consulting Group Capital Markets Funds
                                                           -------------------------------------------------------------
                                             Smith Barney
                                               Shearson           Large            Large           Small
                                            Reserve Deposit  Capitalization   Capitalization  Capitalization    International
                                             Account Money       Growth        Value Equity       Growth           Equity
                                                 Market        Investments      Investments     Investments      Investments
                                            --------------   --------------   --------------  --------------    -------------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
          in fair value of investments         $      --       $   374,842      $   (30,393)    $    (5,951)     $    37,250
      Interest, dividends and other                  1,501          64,163          189,626          25,032           25,293
                                               -----------     -----------      -----------     -----------      -----------
                                                     1,501         439,005          159,233          19,081           62,543
    Contributions:
      Participants'                                   --           170,948          171,038         123,005           62,561
      Employer's                                      --            34,112           33,411          24,865           11,460
      Rollover                                        --             4,487            3,423           1,872              755
      Rollover due to mergers                         --            45,695           35,415          21,477            8,071
                                               -----------     -----------      -----------     -----------      -----------
                                                      --           255,242          243,287         171,219           82,847
                                               -----------     -----------      -----------     -----------      -----------
         Total additions                             1,501         694,247          402,520         190,300          145,390
Deductions from net assets
    attributed to:
    Benefits paid to participants                     --            78,837          100,442          32,274           20,445
    Administrative expenses                           --             7,485            7,729           4,240            1,535
                                               -----------     -----------      -----------     -----------      -----------
         Total deductions                             --            86,322          108,171          36,514           21,980
Transfers - net                                     27,571         (23,604)         (16,461)        (45,896)         (71,939)
                                               -----------     -----------      -----------     -----------      -----------
         Net increase                               29,072         584,321          277,888         107,890           51,471
Net assets available for plan benefits:
    Beginning of year                                4,577       1,064,784        1,148,914         749,873          280,578
                                               -----------     -----------      -----------     -----------      -----------
    End of year                                $    33,649     $ 1,649,105      $ 1,426,802     $   857,763      $   332,049
                                               ===========     ===========      ===========     ===========      ===========


                                           Smith Barney Shearson
                                             Consulting Group
                                           Capital Markets Funds
                                           ---------------------
                                                    Stable           Prime
                                                     Value         Bancshares,
                                                  Investments         Inc.         Loan Fund          Total
                                                  -----------      -----------     ----------      ----------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
          in fair value of investments            $    76,423      $     8,613     $      --       $   460,784
      Interest, dividends and other                      --                698             713         307,026
                                                  -----------      -----------     -----------     -----------
                                                       76,423            9,311             713         767,810
    Contributions:
      Participants'                                   162,264            7,240            --           697,056
      Employer's                                       33,205            1,256            --           138,309
      Rollover                                          5,892             --              --            16,429
      Rollover due to mergers                          18,976             --              --           129,634
                                                  -----------      -----------     -----------     -----------
                                                      220,337            8,496            --           981,428
                                                  -----------      -----------     -----------     -----------
         Total additions                              296,760           17,807             713       1,749,238
Deductions from net assets
    attributed to:
    Benefits paid to participants                     165,747             --              --           397,745
    Administrative expenses                             7,704             --              --            28,693
                                                  -----------      -----------     -----------     -----------
         Total deductions                             173,451             --              --           426,438
Transfers - net                                       (59,803)         182,811           7,321            --
                                                  -----------      -----------     -----------     -----------
         Net increase                                  63,506          200,618           8,034       1,322,800
Net assets available for plan benefits:
    Beginning of year                               1,221,895             --             9,780       4,480,401
                                                  -----------      -----------     -----------     -----------
    End of year                                   $ 1,285,401      $   200,618     $    17,814     $ 5,803,201
                                                  ===========      ===========     ===========     ===========

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

                           December 31, 1998 and 1997


NOTE H - INVESTMENTS WITH FUND INFORMATION - CONTINUED

                  Statement of Changes in Net Assets Available
                      for Plan Assets with Fund Information
                                December 31, 1997


                                                                    Smith Barney Shearson Consulting Group Capital Markets Funds
                                                                 ------------------------------------------------------------------
                                               Smith Barney
                                                 Shearson             Large           Large             Small
                                              Reserve Deposit    Capitalization   Capitalization    Capitalization    International
                                               Account Money         Growth        Value Equity         Growth           Equity
                                                   Market          Investments      Investments       Investments      Investments
                                              ---------------    --------------   --------------    --------------    -------------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation) in
          fair value of investments              $      --         $   138,716      $    48,324        $    16,653      $    (7,991)
      Interest, dividends and other                      852            71,126          197,017             49,110            3,010
                                                 -----------       -----------      -----------        -----------      -----------
                                                         852           209,842          245,341             65,763           (4,981)
    Contributions:
      Participants'                                     --             135,086          130,659            106,119           57,677
      Employer's                                        --              27,399           26,420             21,560           10,609
      Rollover                                          --              16,279           17,564              6,621            5,386
      First Northwestern rollover                       --              12,990           13,039              2,777            1,090
                                                 -----------       -----------      -----------        -----------      -----------
                                                        --             191,754          187,682            137,077           74,762
                                                 -----------       -----------      -----------        -----------      -----------
         Total additions                                 852           401,596          433,023            202,840           69,781
Deductions from net assets attributed to:
    Benefits paid to participants                       --              65,506           58,437             58,679           17,423
    Administrative expenses                             --               5,097            5,489              3,681            1,507
                                                 -----------       -----------      -----------        -----------      -----------
         Total deductions                               --              70,603           63,926             62,360           18,930
Transfers - net                                        3,725            48,052           41,958             50,908           31,535
                                                 -----------       -----------      -----------        -----------      -----------
         Net increase                                  4,577           379,045          411,055            191,388           82,386
Net assets available for plan benefits:
    Beginning of year                                   --             685,739          737,859            558,485          198,192
                                                 -----------       -----------      -----------        -----------      -----------
    End of year                                  $     4,577       $ 1,064,784      $ 1,148,914        $   749,873      $   280,578
                                                 ===========       ===========      ===========        ===========      ===========

                                            Smith Barney Shearson
                                              Consulting Group
                                            Capital Markets Funds
                                            ---------------------
                                                   Stable
                                                   Value
                                                  Investments      Loan Fund          Total
                                                 -----------       ----------      ----------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation) in
          fair value of investments              $    73,933       $      --       $   269,635
      Interest, dividends and other                     --                 319         321,434
                                                 -----------       -----------     -----------
                                                      73,933               319         591,069
    Contributions:
      Participants'                                  167,957              --           597,498
      Employer's                                      32,788              --           118,776
      Rollover                                           779              --            46,629
      First Northwestern rollover                    253,335              --           283,231
                                                 -----------       -----------     -----------
                                                     454,859              --         1,046,134
                                                 -----------       -----------     -----------
         Total additions                             528,792               319       1,637,203
Deductions from net assets attributed to:
    Benefits paid to participants                    192,059              --           392,104
    Administrative expenses                            6,472              --            22,246
                                                 -----------       -----------     -----------
         Total deductions                            198,531              --           414,350
Transfers - net                                     (181,881)            5,703            --
                                                 -----------       -----------     -----------
         Net increase                                148,380             6,022       1,222,853
Net assets available for plan benefits:
    Beginning of year                              1,073,515             3,758       3,257,548
                                                 -----------       -----------     -----------
    End of year                                  $ 1,221,895       $     9,780     $ 4,480,401
                                                 ===========       ===========     ===========

                            SUPPLEMENTARY INFORMATION

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

             (Plan #001, Employer Identification Number 74-1295535)

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1998

                                                 Number of
           Description                            shares          Cost         Fair Value
----------------------------------               ---------     ----------      ----------
*Smith Barney Shearson
    Money Market                                       --      $   16,954      $   16,954

*Smith Barney Shearson
    Reserve Deposit Account                         16,695         16,695          16,695

*Smith Barney Shearson Consulting
    Group Capital Markets Fund
    Large Capitalization Growth
    Investments                                     73,034      1,113,584       1,649,105

*Smith Barney Shearson Consulting
    Group Capital Markets Fund
    Large Capitalization Value
    Equity Investments                             109,417      1,354,854       1,426,802

*Smith Barney Shearson Consulting
    Group Capital Markets Fund
    Small Capitalization Growth
    Investments                                     50,906        810,032         857,763

*Smith Barney Shearson Consulting
    Group Capital Markets Fund
    Stable Value Investments                       121,150      1,174,327       1,285,401

*Smith Barney Shearson Consulting
    Group Capital Markets Fund
    International Equity Investments                28,975        311,256         332,049

*Prime Bancshares, Inc.                             11,630        191,307         200,618

 Participant Notes Receivable
    (interest rates range from 6% to 8.75%)            --          17,814          17,814
                                                               ----------      ----------
                                                               $5,006,823      $5,803,201
                                                               ==========      ==========


*Indicates party in interest.

           PRIME BANK EMPLOYEES' 401(k) PROFIT SHARING PLAN AND TRUST

             (Plan #001, Employer Identification Number 74-1295535)

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1998

                                                                                             Current
                                                                                             value of
                                                                                             asset on
                                      Number of     Purchase      Selling                   transaction      Gain/
                                     transactions     price        price          Cost          date         (loss)
                                     ------------  ----------    ----------    ----------    ----------    ----------
Smith Barney Shearson
    Consulting Group Capital
    Markets Funds:

       Large Capitalization Value
          Equity Investments
          Purchases                         103    $  612,723    $     --      $  612,723    $  612,723
          Sales                              81          --         298,393       264,091       298,393    $   34,302

       International Equity
          Investments
          Purchases                          81       133,622          --         133,622       133,622
          Sales                              71          --         116,811       115,147       116,811         1,664

       Large Capitalization
          Growth Investments
          Purchases                          84       459,757          --         459,757       459,757
          Sales                              96          --         244,009       179,740       244,009        64,269

       Small Capitalization
          Growth Investments
          Purchases                          87       299,031          --         299,031       299,031
          Sales                              84          --         180,463       185,558       180,463        (5,095)

       Stable Value
          Investments
          Purchases                         108       801,191          --         801,191       801,191
          Sales                             127          --         806,531       733,021       806,531        73,510

Smith Barney Shearson
    Reserve Deposit Account
    Money Market
          Purchases                          64     1,296,467          --       1,296,467     1,296,467
          Sales                              65          --       1,267,395     1,267,395     1,267,395          --

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

           Prime Bank Employees' 401(k) Profit Sharing Plan and Trust


Date:  June 28, 1999                          By: /s/ FREDRIC M. SAUNDERS
                                                  -----------------------
                                                  Fredric M. Saunders
                                                  Trustee

                                INDEX TO EXHIBITS


NO.            EXHIBITS
---            --------
23.1           Consent of Grant Thornton LLP